Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following e-mail communication was sent by Freescale Semiconductor, Ltd. (the “Company”) to certain employees of the Company in connection with the proposed business combination between the Company and NXP Semiconductors N.V. (“NXP”).

OHT Team,

Today Freescale and NXP Semiconductor jointly announced the merger of our two companies. With only 10% of our products overlapping, the combined companies have complementary product portfolios and end-market exposure, allowing for better and more complete solutions to our customers. The exception in product overlap is in the RF Power business, however, NXP has committed to selling their RF business and keeping ours to ensure no RF monopoly potential preventing the merger. The combined revenue will move the merged company to #4 in total non-memory semiconductor sales, including becoming the #1 automotive semiconductor supplier and the #1 general purpose MCU supplier in the world.

The merger is expected to finalize in the 2nd half of 2015 after the approval process with the shareholders and necessary regulatory agencies have completed. The three internal Freescale fabs will continue to be a key asset after merger completion, with no plans to close or reduce operations at any of the sites.

These are exciting changes for Freescale, however our SQDCP priorities will not change. We need to maintain our focus on our manufacturing performance, continue to drive improvements, and remain committed to delivering products to our customers. We need to continue our internal growth and learning on Freescale Way and “raise the floor” via employee development and engagement. In short – we need to continue to execute and deliver improvements in support of our two corporate objectives – Grow Revenue & Increase Gross Margin to Improve Profitability.

If you have any questions or concerns, please discuss with your manager or stop by to discuss with me directly. Thanks, as always, for everything you do to make Freescale a success, and thanks in advance for staying focused and committed during this transition.

Brooke

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Freescale and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of Freescale and NXP may not be obtained; (2) there may be a material adverse change of Freescale or the business of Freescale may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in Freescale’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including Freescale’s Annual Report on Form 10-K for the year ended December 31, 2014 which is available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither Freescale nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, NXP plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Freescale and a prospectus of NXP. Freescale will mail the prospectus/proxy statement to its shareholders. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about Freescale and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain Freescale’s SEC filings in connection with the transaction, free of charge, from Freescale’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West,

MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Freescale and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Freescale’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014. Information regarding NXP’s directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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